UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of September, 2020
Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents
Item	Description
1	Loma Negra announces dividends payment

City of Buenos Aires, September 30, 2020

Messrs.
Comisión Nacional de Valores (National Securities Commission)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA) (Buenos Aires Stock Exchange)

Ref.: LOMA NEGRA C.I.A.S.A. – Announcement of payment of dividends
Dear Sirs,
Please be informed that pursuant to the resolution adopted at the Ordinary Shareholders Meeting of Loma Negra C.I.A.S.A. (the “Company”) held today, the following decisions were approved:
(i)
the payment of dividends for a total amount of ARS 2,400,000,000 equivalent to ARS 4.026666667114074 per outstanding share (ARS 20.13333333557037 per ADS) and to 402.6666667% of the nominal outstanding capital stock;

(ii)	to allocate all of the funds in the Reserve for Future Dividends and part of the funds in the Optional Reserve to the payment of the dividends;

(iii)	as a general rule, the Shareholders will receive the payment of dividends in Argentine Pesos thorough Caja de Valores S.A.; and

(iv)
to grant to the Shareholders the option to (a) receive the payment of their portion of the dividends in equivalent amounts of US Dollars resulting from the conversion of the proportional amounts of dividends in Argentine Pesos into US Dollars pursuant to the Reference Exchange Rate of the Central Bank of the Argentine Republic - Communication “A” 3500  applicable at the close of business on the trading day immediately preceding the Payment Date (as defined below); and (b) receive the payment in US Dollars through Caja de Valores S.A., either into a local or a foreign bank account (the “US Dollar Payment Option”).

The dividend payment will be made available to the Shareholders as from October 14, 2020 (the “Payment Date”) on business days from 10 am to 3 pm Buenos Aires time at Caja de Valores S.A., located at 25 de Mayo 362, City of Buenos Aires. The Shareholders will need to deal with the paperwork required by Caja de Valores S.A. and payments will be made in accordance with applicable regulations.

Shareholders who wish to exercise the US Dollar Payment Option shall give notice to Caja de Valores S.A. and comply with all the procedures and filings required by Caja de Valores S.A., as from Monday October 5th until Friday October 9th 2020 (the “Option Period”) as well as inform if they choose to receive the payment in a local or a foreign bank account (the “Notice of Option of Payment in US Dollars”). The exercise of the US Dollar Payment Option may not be partial and, therefore, its exercise will comprise the entire dividend to be received by each Shareholder. Shareholders who have validly submitted a Notice of Option of Payment in US Dollars during the Option Period without indicating a bank account will receive payment in US Dollars through Caja de Valores S.A. in Argentina through the procedures established for this purpose by the entity.

If the lockdown measures due to the coronavirus COVID-19 pandemic are extended and Caja de Valores S.A. facilities are still closed to the public, the following contact channels are available for any filing or query: Telephone: (+54) 11 0810-888-7323 or email: registro@cajadevalores.com.ar.

Shareholders that do not properly exercise the US Dollar Payment Option during the Option Period will receive the dividend payment in Argentine Pesos. Such amount shall be available at Caja de Valores S.A. in Argentina within the legal prescriptive period through the procedures established for that purpose by the entity. Therefore, Shareholders who do not wish to exercise the US Dollar Payment Option should not make any kind of notification or take any action.

Shareholders who hold their shares through a depositor (Bank, Agent or Broker), shall notify their decision to exercise the US Dollar Payment Option to that entity which shall communicate this decision to Caja de Valores S.A. during the US Dollar Payment Option and according to the procedures established by Caja de Valores S.A. for such purposes.

American Depositary Shares (ADSs) holders will receive their payment through the Depositary Bank, Citbank N.A., as from the date set forth by the respective rules that apply in the jurisdiction where the Company's ADSs are listed.

The shareholdings of the Shareholders registered at the close of business on the trading day immediately preceding the Payment Date (the "Record Date") will be the only ones considered for the purposes of payment of the dividend. The exercise of the US Dollar Payment Option by any person who is not a holder of the Company's shares on the Record Date shall be deemed not exercised and without effect.

Dividends to be paid will be subject to the withholding, in the relevant cases, of the amounts paid by the Company in its capacity as Substitute Person Responsible for the Argentine Personal Assets Tax for fiscal year 2019, in the case of those shareholders that are subject to said tax, pursuant to the last paragraph of the section incorporated by Argentine Law No. 26,452 after section 25 of Argentine Law No. 23,966. It is also informed that, pursuant to Argentine Law No. 27,430, that amended Argentine Law No. 20,628 of Income Tax Law (third section without number incorporated after section 90),  the dividends to be distributed are not subject to the withholding tax set forth in such laws, since the dividends correspond to tax-free accumulated earnings from years prior to the one started as of January 1, 2018.

Sincerely,

______________________
Marcos Isabelino Gradin
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: September 30, 2020	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer